The Growth Fund of America, Inc.
One Market, Steuart Tower, Suite 1800
San Francisco, California 94105

Phone (415) 421-9360
Fax (415) 393-7140

For period ending 02/28/10
File number 811-00862

77C.           The Board of Directors of The Growth Fund of America, Inc. presented several proposals to its shareholders.  These measures were designed to increase investment flexibility, streamline fund administration and reduce expenses.  The fund’s shareholder meeting was held December 23, 2009 with respect to proposal 2 below and November 24, 2009 for all other proposals.

The results of the proposals submitted to vote for The Growth Fund of America, Inc. are as follows:

Election of Directors:

Director	Votes For	Votes Withheld
Ronald P. Badie	3,238,625,824	117,956,932
Joseph C. Berenato	3,238,711,326	117,871,430
Louise H. Bryson	3,238,834,985	117,747,771
Robert J. Denison	3,238,591,231	117,991,525
Mary Anne Dolan	3,238,657,338	117,925,418
Robert A. Fox	3,238,098,114	118,484,642
John G. Freund	3,236,609,867	119,972,889
Leonade D. Jones	3,238,445,467	118,137,289
William H. Kling	3,237,577,636	119,005,120
John G. McDonald	3,236,158,020	120,424,736
Donald D. O'Neal	3,238,774,133	117,808,623
James F. Rothenberg	3,238,778,634	117,804,122
Christopher E. Stone	3,238,725,285	117,857,471

Approval of an agreement to reorganize the fund from a Maryland Corporation into a Delaware Statutory Trust:

Votes For	Votes Against	Votes Abstaining*
2,955,351,847	139,294,470	772,377,276

Approval to update the fund’s fundamental investment policies:
a.	Policy regarding borrowing
b.	Policy regarding issuance of senior securities
c.	Policy regarding underwriting
d.	Policy regarding investments in real estate or commodities
e.	Policy regarding lending
f.	Policy regarding industry concentration
g.	The elimination of certain policies

	Votes For	Votes Against	Votes Abstaining*
3a.	2,444,876,541	83,503,168	828,203,047
3b.	2,443,278,254	83,698,969	829,605,533
3c.	2,418,153,415	108,772,455	829,656,886
3d.	2,410,249,263	117,864,493	828,469,000
3e.	2,434,427,141	92,813,904	829,341,711
3f.	2,415,846,882	111,052,363	829,683,511
3g.	2,401,027,094	123,270,177	832,285,485

Approval of a policy allowing Capital Research and Management Company to appoint subsidiary advisers to manage the day-to-day investment activities of the fund without additional shareholder approval:

Votes For	Votes Against	Votes Abstaining*
2,430,790,857	79,296,537	846,495,362

Approval of amendments to the fund’s Investment Advisory and Service Agreement with Capital Research and Management Company:

Votes For	Votes Against	Votes Abstaining*
2,434,338,497	72,711,696	849,532,563

Approval of a form of Subsidiary Agreement and appointment of subsidiary advisor(s) for the fund:

Votes For	Votes Against	Votes Abstaining*
2,434,330,755	74,213,659	848,038,342

Approval to consider a proposal submitted by shareholders of the fund that requests the Board of the Fund to “institute procedures to prevent holding investments in companies that, in the judgment of the Board, substantially contribute to genocide or crimes against humanity, the most egregious violation of human rights:”

Votes For	Votes Against	Votes Abstaining
282,678,062	2,173,524,825	137,370,586

*Includes broker non-votes.